Exhibit 99.2

Ur-Energy Inc.

(an Exploration Stage Company)

Headquartered in Littleton, Colorado

Management’s Discussion and Analysis

December 31, 2011

(expressed in Canadian dollars)

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Year Ended December 31, 2011

(Information as at March 2, 2012 unless otherwise noted)

Introduction

The Company was incorporated on March 22, 2004 and completed its first year-end on December 31, 2004. The Company is headquartered in Littleton, CO with assets predominantly located in the United States. The consolidated financial statements include all of the assets, liabilities and expenses of the Company and its wholly-owned subsidiaries Ur-Energy USA Inc.; NFU Wyoming, LLC; Lost Creek ISR, LLC; NFUR Bootheel, LLC; Hauber Project LLC; NFUR Hauber, LLC; ISL Resources Corporation; ISL Wyoming, Inc.; and CBM-Energy Inc. All inter-company balances and transactions have been eliminated upon consolidation. Ur-Energy Inc. and its wholly-owned subsidiaries are collectively referred to herein as “Ur-Energy” or the “Company.”

The following provides management’s discussion and analysis of results of operations and financial condition for the year ended December 31, 2011. Management’s Discussion and Analysis (“MD&A”) was prepared by Company management and approved by the board of directors. This discussion and analysis should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2011, 2010 and 2009. All figures are presented in Canadian dollars, unless otherwise noted. As of January 1, 2011, the Company elected to adopt United States generally accepted accounting principles (“US GAAP”). The numbers herein have been restated to be in accordance with US GAAP.

Forward-Looking Information

This MD&A contains "forward-looking statements" within the meaning of applicable United States and Canadian securities laws, and these forward-looking statements can be identified by the use of words such as "expect", "anticipate", "estimate", "believe", "may", "potential", "intends", "plans" and other similar expressions or statements that an action, event or result "may", "could" or "should" be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. Such statements include, but are not limited to: (i) the technical and economic viability of the Lost Creek Project (including the projections contained in the preliminary economic analysis of the Lost Creek Property); (ii) receipt of (and related timing of) the Record of Decision from the U.S. Bureau of Land Management, and other necessary permits related to the Lost Creek Project; (iii) the Lost Creek Project will advance to production and the production timeline; (iv) production rates, timetables and methods of recovery at the Lost Creek Project; (v) the Company’s procurement and construction plans at the Lost Creek Project; (vi) the potential of exploration targets at and the results from exploration and development drilling on the Lost Creek, LC North, LC South and EN Projects, including the lands recently acquired by the Company; (vii) the ability to complete additional uranium sales agreements, and upon what terms; (viii) timing, completion, and funding for and results of exploration programs including at Hauber Project, and the leased lands in the Nebraska exploration prospect. These other factors include, among others, the following: future estimates for production, production start-up and operations (including any difficulties with startup), capital expenditures, operating costs, mineral resources, recovery rates, grades and prices; business strategies and measures to implement such strategies; competitive strengths; estimated goals; expansion and growth of the business and operations; plans and references to the Company’s future successes; the Company’s history of operating losses and uncertainty of future profitability; the Company’s status as an exploration stage company; the Company’s lack of mineral reserves; risks associated with obtaining permits in the United States and Canada; risks associated with current variable economic conditions; the possible impact of future financings; the hazards associated with mining construction and production; compliance with environmental laws and regulations; uncertainty regarding the pricing and collection of accounts; risks associated with dependence on sales in foreign countries; the possibility for adverse results in potential litigation; fluctuations in foreign exchange rates; uncertainties associated with changes in government policy and regulation; uncertainties associated with a Canada Revenue Agency or U.S. Internal Revenue Service audit of any of the Company’s cross border transactions; adverse changes in general business conditions in any of the countries in which the Company does business; changes in the Company’s size and structure; the effectiveness of the Company’s management and its strategic relationships; risks associated with the Company’s ability to attract and retain key personnel; uncertainties regarding the Company’s need for additional capital; uncertainty regarding the fluctuations of the Company’s quarterly results; uncertainties relating to the Company’s status as a non-U.S. corporation; uncertainties related to the volatility of the Company’s share price and trading volumes; foreign currency exchange risks; ability to enforce civil liabilities under U.S. securities laws outside the United States; ability to maintain the Company’s listing on the NYSE Amex, LLC (“NYSE Amex”) and Toronto Stock Exchange (“TSX”); risks associated with the Company’s expected classification as a "passive foreign investment company" under the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended; risks associated with the Company’s status as a "controlled foreign corporation" under the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended; risks associated with the Company’s investments and other risks and uncertainties described under the heading “Risk Factors” of the Company’s Annual Information Form and its Annual Report on Form 40-F, dated March 2, 2012, which are filed, respectively, on SEDAR at http://www.sedar.com and with the U.S. Securities and Exchange Commission at http://www.sec.gov/edgar.shtml.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Year Ended December 31, 2011

(Information as at March 2, 2012 unless otherwise noted)

Cautionary Note to U.S. Investors – Resource Estimates:  The terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource,” as used in the Company’s disclosure are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum Best Practice Guidelines for the Estimation of Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 23, 2003. These Canadian terms are not defined terms under United States Securities and Exchange Commission (“SEC”) Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC by U.S. registered companies.  The SEC permits U.S. companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Accordingly, note that information contained in this disclosure describing the Company’s “Mineral Resources” is not directly comparable to information made public by U.S. companies subject to reporting requirements under U.S. securities laws (wherein “reserves and not “resources” may be disclosed and discussed).  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically mineable.  U.S. investors are urged to consider closely the disclosure in our Annual Report on Form 40-F which may be secured from us, or online at http://www.sec.gov/edgar.shtml.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Year Ended December 31, 2011

(Information as at March 2, 2012 unless otherwise noted)

Nature of Operations and Description of Business

The Company is an exploration stage junior mining company engaged in the identification, acquisition, exploration, evaluation and development of uranium mineral properties in the United States and Canada. The Company is primarily focused on exploration within the geological uranium province centered on Wyoming, USA. The Company’s Lost Creek project is progressing through the regulatory process and is expected to have all necessary licenses and permits to allow for construction in the coming months.

Due to the nature of the uranium mining methods to be used by the Company on the Lost Creek Property, and the definition of “mineral reserves” under National Instrument 43-101 (“NI 43-101”), which uses the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards, the Company has not determined whether the property contains mineral reserves. However, the Company’s February 29, 2012 NI 43-101 “Preliminary Economic Assessment of the Lost Creek Property, Sweetwater County, Wyoming” outlines the economic viability of the Lost Creek Project, which is currently in the permitting process with governmental regulators. The recoverability of amounts recorded for mineral properties is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain the necessary financing to develop the properties, the ability of the Company to obtain the necessary permits to operate the properties and to achieve future profitable production from the properties or sufficient proceeds from disposition of the properties.

Selected Information

The following table contains selected financial information as of December 31, 2011, 2010 and 2009.

	As of December 31, 2011 $	As of December 31, 2010 $	As of December 31, 2009 $

Total assets	65,850,132	76,006,165	83,718,361
Total liabilities	(1,607,200)	(1,334,398)	(1,550,675)

Net assets	64,242,932	74,671,767	82,167,686

Capital stock and contributed surplus	173,568,286	167,740,245	158,818,076
Deficit	(109,325,354)	(93,068,478)	(76,650,390)

Shareholders’ equity	64,242,932	74,671,767	82,167,686

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Year Ended December 31, 2011

(Information as at March 2, 2012 unless otherwise noted)

The following table contains selected financial information for the years ended December 31, 2011, 2010 and 2009 and the cumulative information from inception of the Company on March 22, 2004 to December 31, 2011.

	Year Ended December 31, 2011 $	Year Ended December 31, 2010 $	Year Ended December 31, 2009 $	March 22, 2004 through December 31, 2011 $

Revenue	Nil	Nil	Nil	Nil
Total expenses (1)	(16,293,682)	(15,238,754)	(17,408,449)	(119,820,668)
Interest income	240,596	351,995	890,915	9,578,101
Loss from equity investment	(310,941)	(29,432)	(17,855)	(358,228)
Foreign exchange gain (loss)	183,927	(1,558,108)	(3,506,111)	687,947
Other income (loss)	(76,776)	56,211	940,237	883,034
Loss before income taxes	(16,256,876)	(16,418,088)	(19,101,263)	(109,029,814)
Income tax expense	Nil	Nil	(77,055)	(295,540)
Net loss for the period	(16,256,876)	(16,418,088)	(19,178,318)	(109,325,354)

Loss per common share:	(0.16)	(0.17)	(0.20)
Basic and diluted

Cash dividends per common share	Nil	Nil	Nil

(1) Stock based compensation included in total expenses	2,450,734	702,762	950,874	18,866,567

The Company has not generated any revenue from its operating activities to date. The Company’s expenses include general and administrative (“G&A”) expense, exploration and evaluation expense, development expense and write-off of mineral property costs. Acquisition costs of mineral properties are capitalized.

No cash dividends have been paid by the Company. The Company has no present intention of paying cash dividends on its common shares as it anticipates that all available funds will be invested to finance new and existing exploration, development and construction activities.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Year Ended December 31, 2011

(Information as at March 2, 2012 unless otherwise noted)

Summary of Quarterly Financial Information

The following table contains summary quarterly financial information for each of the eight most recently completed quarters.

	Quarter Ended
	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31
	2011	2011	2011	2011	2010	2010	2010	2010
	$	$	$	$	$	$	$	$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Total expenses	(3,446,960)	(4,330,444)	(4,694,371)	(3,821,907)	(3,227,656)	(5,225,345)	(2,981,561)	(3,804,192)
Interest income	48,606	55,187	65,597	71,206	70,302	83,516	92,912	105,265
Loss from equity investment	(283,918)	(298)	(6,629)	(20,096)	(2,401)	(13,635)	(10,770)	(2,626)
Foreign exchange gain (loss)	(253,370)	1,122,547	98,947	(784,197)	(819,035)	(588,286)	837,178	(987,965)
Other income (loss)	(4,575)	(10,908)	(9,913)	(51,380)	60,375	8,586	(12,000)	(750)
Loss before income taxes	(3,940,217)	(3,163,916)	(4,546,369)	(4,606,374)	(3,918,415)	(5,735,164)	(2,074,241)	(4,690,268)
Income tax expense	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net loss for the period	(3,940,217)	(3,163,916)	(4,546,369)	(4,606,374)	(3,918,415)	(5,735,164)	(2,074,241)	(4,690,268)

Loss per share – basic and diluted	(0.04)	(0.03)	(0.05)	(0.04)	(0.04)	(0.06)	(0.02)	(0.05)

Overall Performance and Results of Operations

From inception through December 31, 2011, the Company has raised net cash proceeds of $149.7 million from the issuance of common shares and warrants and from the exercise of warrants and stock options. As at December 31, 2011, the Company held cash and cash equivalents, and short-term investments of $23.1 million. The Company's cash resources are invested with financial institutions in Canada and the United States in deposit accounts, guaranteed investment certificates, certificates of deposit, and money market accounts.

The results of operations vary based upon projects that often occur within a quarter or over a few quarters. The 2011 drilling and exploration program was completed in early December 2011 resulting in expenses generally consistent with 2010. Expenses overall in the fourth quarter were lower than previous quarters due to the reduction in management and professional personnel as well as the completion of the 2011 drilling program in mid-quarter. The drilling programs normally occur in the third quarter as evidenced by the higher expenses in that quarter. Expenses in the three months ended March 31, 2011 were higher due to costs associated with a proposed stock offering and potential merger and acquisition activities. Expenses in the three months ended June 30, 2011 were elevated because of the restructuring reported in the quarter and the related costs associated with that restructuring. Interest income is trending to a lower amount because of decreased investible cash balances. The foreign exchange loss relates to the balances of cash held in U.S. funds and will vary based on changes in the exchange rate between Canada and the United States.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Year Ended December 31, 2011

(Information as at March 2, 2012 unless otherwise noted)

Management of the Company

As of May 16, 2011, the Company’s Vice President of Mining and Engineering, Wayne W. Heili, was promoted to President and Chief Operating Officer and appointed as a director of the Company.  Roger L. Smith was appointed Chief Administrative Officer in addition to his role as Chief Financial Officer. Steven M. Hatten, Ur-Energy’s Director of Engineering & Operations, was appointed Vice President, Operations; John W. Cash, Ur-Energy’s Director of Regulatory Affairs, was appointed Vice President of Regulatory Affairs, Exploration & Geology; and Penne A. Goplerud, Ur-Energy’s Associate General Counsel was appointed General Counsel and Corporate Secretary. Paul Goss, General Counsel and Corporate Secretary, and Harold Backer, Executive Vice President of Geology and Exploration departed the Company.

As of August 1, 2011, the Company’s President and Chief Operating Officer, Wayne W. Heili, was named President and Chief Executive Officer.  Former Chief Executive Officer, W. William Boberg, remains a director of the Company.

During the year, Paul W. Pitman ceased to be Vice President of Canadian Exploration and subsequently canceled a consulting arrangement with the Company.

Mineral Properties

The Company holds mineral properties in the United States and Canada totaling more than 237,000 acres (95,910 hectares).

Lost Creek Property – Great Divide Basin, Wyoming

The Lost Creek Property is located in the Great Divide Basin, Wyoming. The Lost Creek Property comprises five projects covering a total of approximately 43,500 acres (17,600 hectares): Lost Creek permit area, EN, LC South, LC North and Toby. Since 2010, the Company expanded its previous land position on the Lost Creek Property with the location of a total of 253 additional unpatented mining claims on the LC North and LC South projects, and with acquisition in February 2012, of approximately 5,250 acres (2,125 hectares), through an asset exchange. In this property area, the Company now controls 2,181 unpatented mining claims and four State of Wyoming uranium leases.

In the Lost Creek permit area, currently being advanced to regulatory approval and construction, the Lost Creek uranium deposit is approximately three miles (4.8 kilometers) long with the mineralization occurring in four main sandstone horizons between 315 feet (96 meters) and 700 feet (213 meters) in depth. A royalty on future production of 1.67% is in place with respect to 20 claims at Lost Creek; there is a royalty on the State of Wyoming section under lease, as required by law. Other royalties exist on certain of the adjoining projects.

During 2011, the Company entered into its first uranium sales agreement related to production from Lost Creek. The long-term contract calls for deliveries over a three-year period at a defined price for the term of the agreement. In January 2012, the Company completed its second uranium sales arrangement. The agreement with a North American based utility company calls for total deliveries of 200,000 pounds of uranium concentrates per year in a multi-year schedule commencing in 2013. The average delivery price under the arrangement is consistent with the Long-Term U3O8 Price Indicator at that time as published by Trade Tech. Subsequently, in February 2012, the Company announced a uranium sales agreement under which it will deliver 100,000 pounds of uranium concentrates per year in another multi-year schedule. The agreement specifies firm delivery prices in the low US$60 per pound range over its term.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Year Ended December 31, 2011

(Information as at March 2, 2012 unless otherwise noted)

Lost Creek Preliminary Economic Assessment and Mineral Resources

As confirmed in a February 29, 2012 NI 43-101 Technical Report on Lost Creek, “Preliminary Economic Assessment of the Lost Creek Property, Sweetwater County, Wyoming,” (the “2012 Preliminary Economic Assessment”) authored by John K. Cooper, P.G., SME Registered Member and Catherine L. Bull, P.E. (both, Ur-Energy), the previously reported mineral resources primarily within the Main Mineral Trend (“MMT”) of the Lost Creek Project continue to support the economic viability of the project and its continued development to production. The Company’s 2011 drilling program was largely focused on areas outside the MMT and therefore had no impact, positive or negative, on the resources forming the basis of the March 2011 Preliminary Assessment completed by TREC, Inc. The economic analysis performed by TREC, Inc. was reviewed by Mrs. Bull for validity. Approximately ten percent of the costs, formulas, and assumptions used in the earlier economic analysis were checked for validity and fell within the +/- 15% confidence interval. It was determined that the economic analysis of the MMT resources, using the grade times thickness (“GT”) contour method resource estimate remains valid, without further consideration of the additional resource estimate reported.

The earlier reported mineral resources, validated by Mr. Cooper, include a total of 5.22 million pounds eU3O8 of Measured and Indicated Mineral Resources contained in 4.73 million tons, at an average grade of 0.055% eU3O8; and 0.78 million pounds eU3O8 of Inferred Mineral Resources, contained in 0.77 million tons, at an average grade of 0.051% eU3O8. The economic analysis is based on an assumed 80% recovery of the reported total mineral resources in the MMT.

The 2012 Preliminary Economic Assessment also serves to report additional Mineral Resources at the Lost Creek Project and, for the first time, at the LC North and LC South Projects following the 2011 drill programs and further evaluation of historic data on the projects. Those activities have identified new reportable resources in the Measured (287,900 pounds) and Indicated (254,400 pounds) categories, as well as 1,234,800 pounds in the Inferred category, all of which are attributable to the greater Lost Creek Property. By Project, the new Mineral Resources are as follows:

Lost Creek Project:
Measured + Indicated:	542,300 new pounds
Inferred:	234,000 new pounds

LC North Project
Inferred:	398,200 new pounds

LC South Project:
Inferred:	602,600 new pounds

With the addition of the resources stated above, the total Mineral Resource for the Lost Creek Property currently stands at 5,765,300 pounds in the Measured and Indicated categories with an additional 2,017,800 pounds as an Inferred Mineral Resource. In total, the Lost Creek Property Mineral Resources, as of February 2012, are as follows:

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Year Ended December 31, 2011

(Information as at March 2, 2012 unless otherwise noted)

Lost Creek Property Resource Summary

February 29, 2012

	MEASURED			INDICATED			INFERRED
	AVG				SHORT		AVG	SHORT
	GRADE	SHORT TONS	POUNDS	AVG GRADE	TONS	POUNDS	GRADE	TONS	POUNDS
PROJECT	% eU3O8	(X 1000)	(X 1000)	% eU3O8	(X 1000)	(X 1000)	% eU3O8	(X 1000)	(X 1000)
LOST CREEK	0.055	2,692.1	2,942.9	0.058	2,413.8	2,822.4	0.054	938.8	1,017.1
LC NORTH	—	—	—	—	—	—	0.048	413.8	398.2
LC SOUTH	—	—	—	—	—	—	0.042	710.0	602.6
EN	—	—	—	—	—	—	—	—	—
TOBY	—	—	—	—	—	—	—	—
GRAND TOTAL	MEASURED	2,692.1	2,942.9	INDICATED	2,413.8	2,822.4	INFERRED	2,062.6	2,017.8
				MEASURED+INDICATED =	5,105.9	5,765.3

Notes:

1.	Sum of Measured and Indicated tons and pounds may not add to the reported total due to rounding.

2.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

3.	Based on grade cutoff of 0.02 percent eU3O8 and a grade x thickness cutoff of 0.3 GT.

4.	Typical ISR industry practice is to apply a GT cutoff in the range of 0.3 which has generally been determined to be an economical cutoff value. This 0.3 GT cutoff was used in this evaluation without direct relation to an associated price.

5.	Measured, Indicated, and Inferred Mineral Resources as defined in Section 1.2 of NI 43-101 (the CIM Definition Standards).

6.	The economic analysis is based on an 80% recovery of the total of mineral resources reported above.

The February 29, 2012 Preliminary Economic Assessment of the Lost Creek Property, Sweetwater County, Wyoming is filed on the Company’s profile on www.sedar.com and on http://www.sec.gov/edgar.shtml.

Lost Creek Regulatory

Ur-Energy continues to focus on the regulatory process necessary to obtain the single remaining required authorization prior to commencement of construction of the Lost Creek facility. The required authorizations include permits and/or licenses from the U.S. Nuclear Regulatory Commission (“NRC”), the Wyoming Department of Environmental Quality (“WDEQ”) and the U.S. Bureau of Land Management (“BLM”). At this time, all of the licenses and permits necessary to begin construction and operations have been issued except for the BLM approval of the Lost Creek Plan of Operations.

In August 2011, the NRC issued the Source and Byproduct Materials License (“NRC License”) for the Lost Creek Project. The Company subsequently has submitted its application for an NRC license amendment to include the yellowcake drying and packaging circuit of the Lost Creek plant. The Company also anticipates submitting an application for an amendment to the NRC License to allow for mineral recovery from the KM horizon which is immediately below the approved HJ horizon.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Year Ended December 31, 2011

(Information as at March 2, 2012 unless otherwise noted)

The WDEQ Permit to Mine for Lost Creek (“WDEQ Permit”) was issued in October 2011. The WDEQ Permit was issued following a determination by the Wyoming Environmental Quality Council (“WEQC”) with respect to a third-party objection.  As a part of its ruling in favor of the project, the WEQC directed that the WDEQ Permit be approved by the WDEQ. The WDEQ Permit includes the approval of the first mine unit, as well as the Wildlife Management Plan, including a positive determination of the protective measures at the project for the greater sage grouse species.

The BLM is conducting the required environmental review before issuing a Record of Decision for the Lost Creek Project. A third party contractor is drafting the BLM’s Environmental Impact Statement (“EIS”) for the Lost Creek Project, and the BLM has indicated that it anticipates completion of the Record of Decision for the Plan of Operations early in the summer of 2012. The BLM has also stated that it will incorporate by reference into its EIS portions of the NRC Supplemental Environmental Impact Statement.

The Company has received approval from the U.S. Environmental Protection Agency (“EPA”) for the construction of two holding ponds at Lost Creek.  Previously, the Wyoming State Engineer’s Office issued its approval for the construction and operation of the holding ponds.

In August 2011, the EPA issued an aquifer exemption for the Lost Creek project. The WDEQ’s separate approval of the aquifer reclassification is a part of the WDEQ Permit.

Previously, the Company received its WDEQ-Air Quality Division Air Quality Permit (January 2010) and WDEQ-Water Quality Division Class I Underground Injection Control Permit (May 2010). The latter permit allows Lost Creek to drill, complete and operate up to five Class I injection wells to meet the anticipated disposal requirements for the life of the Lost Creek Project.

Lost Creek Development Program – Drilling, Planning and Procurement

In addition to the historic drill data it owns with regard to the Lost Creek Project (approximately 563 holes), the Company completed 1,096 drill holes totalling approximately 728,757 feet (222,125 meters) at Lost Creek prior to the commencement of the 2011 drilling campaign. The Company had also completed necessary delineation drilling for the planning of the first and second mine units.

The first stage of the 2011 drilling program included the installation of 19 monitor wells in preparation for the KM horizon pump test.  Results of the pump test will be utilized in the planned amendment to the mining permit and license for the KM Horizon.  Following installation of the monitor wells, the drilling program moved on to exploration drilling within an area of the Lost Creek Project with little prior drilling. During the program, 50 exploration holes were drilled for a total of approximately 58,430 feet (17,809 meters).

Design work for the initial mine units and plant facilities has been completed, a construction contractor chosen and procurement of long lead-time equipment initiated.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Year Ended December 31, 2011

(Information as at March 2, 2012 unless otherwise noted)

Adjoining Projects in the Lost Creek Property

Earlier Ur-Energy in-house geologic evaluations of the Lost Creek Project and adjoining projects held by the Company identified multiple additional exploration targets.  The studies identified alteration characteristics, grade and thickness of mineralization similar to those in the Lost Creek deposit.  During 2010 and 2011, drill programs were conducted to further evaluate these targets. The drill program at LC North during 2011 included 105 holes for a total of approximately 101,540 feet (30,949 meters) and the installation of a water well. Of particular interest is the discovery of ore quality mineralization within the M and N Horizons at LC North Project. The Company believes the ore encountered in these horizons is sufficient to warrant additional exploration.

As set forth above, the 2012 Preliminary Economic Assessment also concludes that, based upon historic data and results from the 2011 drill program, the LC North project contains 398,200 pounds eU3O8 Inferred Mineral Resources contained in 413,800 short tons at an average grade of 0.048% eU3O8. The 2012 Preliminary Economic Assessment concludes that, based upon historic data and drilling conducted by the Company, the LC South project contains 602,600 pounds eU3O8 Inferred Mineral Resources contained in 710,000 short tons at an average grade of 0.042% eU3O8. The 2012 Preliminary Economic Assessment recommends continued drilling at both the LC North and LC South Projects. At LC North, it is recommended that drilling pursue the potential for extension of the MMT in the HJ and KM horizons; at LC South both wider spaced exploration drilling and close-spaced testing of the FG trend is recommended.

The 2012 Preliminary Economic Assessment does not state a mineral resource for the EN and Toby projects, as there remains too limited data for such estimates to be made. No drilling has been conducted by the Company on the Toby project; only 14 exploration holes have been drilled by the Company at EN. Additional exploration drilling at the EN Project is also recommended by the 2012 Preliminary Economic Assessment. The Company continues to estimate that as many as 2,000 or more drill holes may be required over the course of several years to fully evaluate the exploration targets at LC North, LC South and areas within the Lost Creek Project outside of the currently defined main mineral trend.

Company Ventures: Hauber Project LLC and The Bootheel Project, LLC

The Company’s wholly-owned Hauber Project maintains properties within the Black Hills Uplift in Crook County, Wyoming, comprising 205 unpatented lode mining claims and one State of Wyoming uranium lease totaling approximately 4,570 mineral acres. In January 2010, NCA Nuclear Inc., a subsidiary of Bayswater Uranium Corporation and the earn-in member and manager of the venture since 2009, completed an independent NI 43-101 mineral resource estimate of the properties at the Hauber Project. The resource estimate concludes the Hauber Project properties hold approximately 1.45 million pounds of eU3O8 (Indicated Mineral Resources) in 423,000 tons at an average grade of 0.17% eU3O8.  Bayswater’s NI 43-101 is filed on www.sedar.com.  NCA Nuclear Inc. can earn a 75% interest in the Hauber Project by completing its US$1 million earn-in commitment. During 2011, the earn-in commitment was extended an additional year, allowing NCA Nuclear Inc. to complete its obligations prior to March 31, 2015. In February 2012, NCA’s program and budget for the coming budget year was approved.

Crosshair Energy Corporation (“Crosshair”) continues to advance the Bootheel Project.  The Bootheel Project’s properties within the Shirley Basin, Wyoming cover total defined areas of approximately 8,524 gross, and 7,895 net, mineral acres.  A drilling program was completed in 2011, the results of which have been reported by Crosshair and form the basis for an updated NI 43-101 technical report increasing the mineral resource at the Bootheel property.  This updated report will be filed by Crosshair on www.sedar.com.  Crosshair also continues its work with a contractor completing wildlife surveys and other baseline monitoring on the Bootheel Project. Ur-Energy declined to fund its portion of the budget for the venture’s budget year ending March 31, 2012.  At December 31, 2011, the Company retained a 25% equity interest in the Bootheel Project.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Year Ended December 31, 2011

(Information as at March 2, 2012 unless otherwise noted)

Additional Exploration Activities and Company Databases

In 2011, the Company announced the expansion of its U.S. exploration activities into western Nebraska. The Company has leased approximately 35,000 acres (14,164 hectares) (not contiguous) for initial exploration to test new concepts in a geologic environment that is favorable for the discovery of uranium deposits. An in-house team of geologists conducted a detailed study mapping the subsurface geology and host formations. The study area covers eleven counties in western Nebraska and is based on data obtained primarily from the records of several thousand oil and gas well logs. The objective of the study was to identify potential uranium bearing paleo-channels in sandstone formations; these may contain deposits similar in nature to Cameco Resources (TSX: COO) Crow Butte deposit in Dawes County, Nebraska. The Ur-Energy land position was chosen in areas with similar geologic characteristics to the Crow Butte deposit, which is currently being mined by in-situ recovery. The Company is planning for continued exploration of the leased lands.

Evaluation of the Company’s historic exploration databases continues in an effort to realize additional value from the databases. The asset exchange completed in February 2012 for property interests adjacent to the Lost Creek Project realized substantial value for one of the Corporation’s historic databases. During 2011, an additional mineral database was purchased by the Company. The exploration databases contain data on lands controlled by the Company, as well as data related to lands controlled by third parties.

Year ended December 31, 2011 Compared to Year Ended December 31, 2010

The following tables summarize the results of operations for the years ended December 31, 2011 and 2010.

	Year Ended December 31,
	2011	2010
	$	$

Revenue	Nil	Nil
Exploration and evaluation expense	(5,068,100)	(4,716,218)
Development expense	(3,726,622)	(5,258,072)
General and administrative expense	(7,498,960)	(4,883,212)
Write-off of mineral properties	Nil	(381,252)
Net loss from operations	(16,293,682)	(15,238,754)
Interest income	240,596	351,995
Loss from equity investment	(310,941)	(29,432)
Foreign exchange gain (loss)	183,927	(1,558,108)
Other income (loss)	(76,776)	56,211
Loss before income taxes	(16,256,876)	(16,418,088)
Income tax expense	Nil	Nil
Net loss for the period	(16,256,876)	(16,418,088)

Loss per share – basic and diluted	(0.16)	(0.17)

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Year Ended December 31, 2011

(Information as at March 2, 2012 unless otherwise noted)

Expenses

Total expenses for the year ended December 31, 2011 were $16.3 million and include G&A expense, exploration and evaluation expense and development expense. These expenses increased by $1.1 million compared to the respective period in 2010.

Exploration and evaluation expenses increased by $0.4 million for the year ended December 31, 2011, compared to the respective period in 2010. In May 2011, the Company restructured its exploration geology functions to focus on completion of the development of the Lost Creek project. This resulted in a decrease in labor related expenses of $0.6 million for the year 2011 compared to 2010. Increased expenses came from drilling costs which increased by $0.2 million, due diligence investigations of potential merger or acquisition targets which totaled $0.2 million and from an increase in stock compensation expense of $0.6 million for the year 2011 compared to 2010 due to the effect the increased stock price had on the expense calculation formula (Black-Scholes) at the time of the grant.

Development expense relates entirely to the Company’s Lost Creek Project. Overall expenses decreased $1.5 million for the year ended December 31, 2011 compared to 2010. Permitting costs declined $1.1 million as the NRC License was issued during the year and the costs related to obtaining the original license ceased. Drilling and labor each declined by $0.2 million for the year due to a smaller scope for the Lost Creek Project area in the 2011 drilling program. Consulting costs were $0.2 million higher for 2011 compared to 2010 due to costs related to the preparation of the 2011 Preliminary Assessment (TREC), which was partially offset by a decrease in monitoring costs of $0.1 million which was due to the completion of the mine unit one sampling tests in the previous year.

G&A expense relates to the Company’s administration, finance, investor relations, land and legal functions and consists principally of personnel, facility and support costs. Expenses increased $2.6 million for the year. The changes were predominantly related to personnel costs associated with the Company restructuring and included severance and related costs of approximately $1.5 million and an increase in stock compensation expense of $1.2 million during the year compared to 2010 which were offset by a decrease in direct compensation and other labor related costs of $0.3 million. In addition, the Company incurred additional legal and other expenses during the year ended December 31, 2011 of $0.3 million related to a withdrawn stock offering.

Other income and expenses

The Company's cash resources are invested with financial institutions in deposit accounts, guaranteed investment certificates, certificates of deposit, and money market accounts. The decrease in interest income was driven by lower average cash resources in 2011 as compared to those in 2010.

The net foreign exchange gain for the year 2011 was primarily due to cash resources held in U.S. dollar accounts, which fluctuate relative to the Canadian dollar. In 2011, the Canadian dollar weakened slightly resulting in a gain. Conversely the Canadian dollar strengthened for the year 2010 resulting in a loss.

Income taxes

In 2011 and 2010, the Company recorded operating losses in both Canada and the United States. Management has concluded that it is more likely than not that the remaining losses, and prior years’ loss carryforwards and other tax assets will not be realized, and therefore the Company has recorded a full valuation allowance against these amounts.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Year Ended December 31, 2011

(Information as at March 2, 2012 unless otherwise noted)

Loss per Common Share

Both basic and diluted loss per common share for the years ended December 31, 2011 and 2010 was $0.16 and $0.17, respectively. The diluted loss per common share is equal to the basic loss per common share due to the anti-dilutive effect of all convertible securities outstanding given that net losses were experienced. There were more shares outstanding in 2011 due to stock option exercises which resulted in a slightly lower loss per share despite comparable losses for the periods.

Year ended December 31, 2010 Compared to Year Ended December 31, 2009

The following tables summarize the results of operations for the years ended December 31, 2010 and 2009.

	Year Ended December 31,
	2010	2009
	$	$

Revenue	Nil	Nil
Exploration and evaluation expense	(4,716,218)	(4,944,227)
Development expense	(5,258,072)	(6,931,303)
General and administrative expense	(4,883,212)	(5,430,480)
Write-off of mineral properties	(381,252)	(102,439)
Net loss from operations	(15,238,754)	(17,408,449)
Interest income	351,995	890,915
Loss from equity investment	(29,432)	(17,855)
Foreign exchange gain (loss)	(1,558,108)	(3,506,111)
Other income (loss)	56,211	940,237
Loss before income taxes	(16,418,088)	(19,101,263)
Income tax expense	Nil	(77,055)
Net loss for the period	(16,418,088)	(19,178,318)

Loss per share – basic and diluted	(0.17)	(0.20)

Expenses

Total expenses for the year ended December 31, 2010 were $15.2 million, which includes G&A expense, exploration and evaluation expense and development expenses. These expenses decreased by $2.2 million from a total of $17.4 million for the year 2009. This decrease was driven in large part by the cost of a deep test well which was completed in 2009.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Year Ended December 31, 2011

(Information as at March 2, 2012 unless otherwise noted)

Exploration and evaluation expenses declined $0.2 million for the year 2010 compared to 2009. During the year ended December 31, 2009, the Company conducted an exploration program at Screech Lake at a cost of approximately $0.8 million. These 2009 costs were partially offset by the 2010 drilling program at LC South which incurred expenses of $1.1 million during the year ended December 31, 2010. During 2009, the Company began classifying Lost Creek costs as development costs which resulted in $0.2 million reflected in Lost Creek evaluation expenses in 2009 with no comparable expenses in 2010. During the year ended December 31, 2009, the Company also spent $0.1 million on evaluations of several external business opportunities. Exploration and evaluation payroll declined $0.4 million in the year ended December 31, 2010 compared to 2009 due to allocations to other projects and the direct assignment of some employees to the Lost Creek Project. Depreciation expense declined $0.1 million for the year, partially due to a reassignment of fixed assets to the Lost Creek Project.

Development expense relates entirely to the Company’s Lost Creek Project. Overall expenses declined during the year 2010 by $1.7 million compared to 2009. The main reason for the decline was that 2009 expenses included drilling and piping costs in excess of $1.2 million related to the completion of a deep test well. There was also a reduction in non-related drilling costs of $0.8 million for the year compared to comparable periods in 2009. These expenses were partially offset by additional permitting costs of $0.6 million in 2010 compared to 2009.

G&A expense relates to the Company’s administration, finance, investor relations, land and legal functions and consists principally of personnel and facility costs. Expenses declined $0.5 million for the year. Approximately $0.2 million related to a change in approach to investor relations and a consolidation of those duties with other positions. Our external legal costs decreased approximately $0.1 million for the year. In addition, we experienced declines in consulting and payroll costs as a part of the overall decline in G&A expenses.

During the year 2010, the Company wrote off its investment in the Kaycee mineral property reflecting a $0.4 million expense. During the year 2009, the Company wrote off the Eyeberry and Muggins Mountain mineral properties reflecting a $0.1 million expense.

Other income and expenses

The Company's cash resources are invested with financial institutions in deposit accounts, guaranteed investment certificates, certificates of deposit, and money market accounts. The $0.5 million decrease in interest income was driven by lower average cash resources and lower average interest rates in 2010 as compared to those in 2009.

The net foreign exchange losses for the year ended December 30, 2010 and 2009 were primarily due to cash resources held in U.S. dollar accounts, which fluctuate relative to the Canadian dollar. In 2009, the Canadian dollar strengthened during the year at a greater rate than in 2010 resulting in larger losses in that year. The change in the spot rate for 2009 was 0.1734 C$ to US$ or 14% compared to 2010 which declined 0.0492 or 4.69%.

During the year ended December 31, 2009, the Company sold a database and related documents for US$1.0 million resulting in a gain of $1.1 million during 2009.

Income taxes

During 2008, the Company raised $2,750,000 through the sale of common shares covered by a flow-through election. This election requires that all capital raised under this election be used for exploration and evaluation of Canadian mineral interests prior to the end of the following calendar year. The Company then files a document with Revenue Canada renouncing its right to claim those expenditures for income tax purposes and passes them through to the purchasers of the common shares.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Year Ended December 31, 2011

(Information as at March 2, 2012 unless otherwise noted)

In 2010 and 2009, the Company recorded operating losses in both Canada and the United States. Management has concluded that with the exception of the elimination of the tax liability discussed above, it is more likely than not that the remaining losses, and prior years’ loss carryforwards and other tax assets will not be realized, and therefore the Company has recorded a full valuation allowance against these amounts.

Loss per Common Share

Both basic and diluted loss per common share for the year ended December 31, 2010 were $0.17 (2009 – $0.20). The diluted loss per common share is equal to the basic loss per common share due to the anti-dilutive effect of all convertible securities outstanding given that net losses were experienced.

Liquidity and Capital Resources

As of December 31, 2011, the Company had cash resources, consisting of cash and cash equivalents and short-term investments, of $23.1 million, a decrease of $10.7 million from the December 31, 2010 balance of $33.8 million. The Company's cash resources consist of Canadian and U.S. dollar denominated deposit accounts, guaranteed investment certificates, money market funds and certificates of deposit. During the year ended December 31, 2011, the Company used $13.0 million of its cash resources to fund operating activities. During the same period, the Company used $1.4 million for investing activities (excluding short-term investment transactions) and generated $3.4 million through financing activities. The remaining increase in cash of $0.2 million related to the effects of foreign exchange rate changes on cash resources.

The Company has financed its operations from its inception primarily through the issuance of equity securities and has no source of cash flow from operations. The Company does not expect to generate any cash resources from operations until it is successful in commencing production from its properties. Operating activities used $13.0 million of cash resources during the year ended December 31, 2011 as compared to $13.5 million in 2010. Overall, the expenditures declined due to a reduction in personnel and reductions in exploration and evaluation spending.

During the year 2011, the Company had a net decrease in long-term restricted cash due to the completion of reclamation work on several drilling projects which allowed for the release of $1.2 million in restricted cash. This was offset by an increase in restricted cash for bonding and other commitments of $1.6 million. In addition, the Company invested of $0.9 million in mineral properties, capital assets and pre-construction activities primarily relating to the purchase of specific plant equipment.

During the year ended December 30, 2011, the Company raised $3.4 million through the exercise of stock options.

Financing Transactions

The Company maintains a shareholder rights plan (the “Rights Plan”) designed to encourage the fair and equal treatment of shareholders in connection with any take-over bid for the Company's outstanding securities. The Rights Plan is intended to provide the Company’s board of directors with adequate time to assess a take-over bid, to consider alternatives to a take-over bid as a means of maximizing shareholder value, to allow competing bids to emerge, and to provide the Company’s shareholders with adequate time to properly assess a take-over bid without undue pressure.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Year Ended December 31, 2011

(Information as at March 2, 2012 unless otherwise noted)

The Company has a corporate credit card facility with a U.S. bank. This facility has an aggregate borrowing limit of US$250,000 and is used for corporate travel and incidental expenses. The Company has provided a letter of credit secured by a guaranteed investment certificate in the amount of $287,500 which is included in restricted cash as collateral for this facility.

On February 23, 2012, the Company completed a private placement financing under an agreement with Dundee Securities Ltd. and ROTH Capital Partners, LLC, acting as agents (“the Agents”), on a best-efforts basis. The Agents sold 15,000,000 common shares of the Company at a price of $1.00 per share, with an overallotment of 2,250,000 common shares, for gross proceeds of $17,250,000.  Blackrock, Inc., an insider of the Company, subscribed for 2,000,000 of the common shares offered.

The Company announced on February 7, 2011 that it had entered into an agreement with a syndicate of underwriters (the “Underwriters”), pursuant to which the Underwriters agreed to purchase, on a bought deal basis, pursuant to a short form prospectus, 10,000,000 common shares of the Company at a price of $3.00 per common share for gross proceeds of $30,000,000 (the “Offering”). Closing of the Offering was delayed while the Company updated its continuous disclosure filings, including the preparation of an updated NI 43-101 Technical Report. Due to the delay, the prospectus for the Offering was withdrawn by the Company on March 11, 2011.

Outstanding Share Data

Information with respect to outstanding common shares, warrants, stock options and restricted share units (“RSUs”) as at December 31, 2011 and December 31, 2010 is as follows:

	December 31, 2011	December 31, 2010	Change

Common shares	103,675,444	101,998,012	1,677,432
Warrants	100,000	100,000	-
RSUs	276,365	-	276,365
Stock options	6,413,902	5,665,568	748,334

Fully diluted shares outstanding	110,465,711	107,763,580	2,702,131

As of March 2, 2012, the Company had 121,062,734 common shares and 7,876,618 stock options outstanding.

Off-Balance Sheet Arrangements

The Company has not entered into any material off-balance sheet arrangements such as guaranteed contracts, contingent interests in assets transferred to unconsolidated entities, derivative instrument obligations, or with respect to any obligations under a variable interest entity arrangement.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Year Ended December 31, 2011

(Information as at March 2, 2012 unless otherwise noted)

Financial Instruments and Other Instruments

The Company’s cash and cash equivalents are composed of:

	As of	As of
	December 31,	December 31,
	2011	2010
	$	$

Cash on deposit at banks	595,982	265,168
Guaranteed investment certificates	-	287,500
Money market funds	15,573,497	28,166,147

	16,169,479	28,718,815

The Company’s short-term investments are composed of:

	As of	As of
	December 31,	December 31,
	2011	2010
	$	$

Guaranteed investment certificates	4,925,267	5,122,289
Certificates of deposit	2,002,256	-

	6,927,523	5,122,289

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, short-term investments and restricted cash. These assets consist of Canadian dollar and U.S. dollar denominated guaranteed investment certificates, certificates of deposits, money market accounts and demand deposits. They bear interest at annual rates ranging from 0.30% to 1.35% and mature at various dates up to February 5, 2013. These instruments are maintained at financial institutions in Canada and the United States. Of the amount held on deposit, approximately $0.7 million is covered by either the Canada Deposit Insurance Corporation or the United States Federal Deposit Insurance Corporation. Approximately $26.7 million is therefore at risk at December 31, 2011 should the financial institutions with which these amounts are invested be rendered insolvent. The Company does not consider any of its financial assets to be impaired as of December 31, 2011.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Year Ended December 31, 2011

(Information as at March 2, 2012 unless otherwise noted)

The Company manages liquidity risk through regular cash flow forecasting of cash requirements to fund its exploration and development projects and operating costs.

As at December 31, 2011 the Company’s liabilities consisted of accounts payable and accrued liabilities of $1.0 million, all of which are due within normal trade terms. Trade accounts payable are generally due within thirty days.

Market risk

Market risk is the risk to the Company of adverse financial impact due to changes in the fair value or future cash flows of financial instruments as a result of fluctuations in interest rates and foreign currency exchange rates. Market risk arises as a result of the Company incurring a significant portion of its expenditures and maintaining a significant portion of its cash equivalents and short-term investments in U.S. dollars, as well as holding cash equivalents and short-term investments which earn interest.

Interest rate risk

Financial instruments that expose the Company to interest rate risk are its cash equivalents and short term investments. The Company’s objectives for managing its cash and cash equivalents are to ensure sufficient funds are maintained on hand at all times to meet day to day requirements and to place any amounts which are considered in excess of day to day requirements on short-term deposit with the Company's financial institutions so that they earn interest. When placing amounts of cash and cash equivalents on short-term deposit, the Company only uses high quality commercial financial institutions and ensures that access to the amounts placed can generally be obtained on short notice.

Currency risk

The Company incurs expenditures in both the United States and Canada and is therefore exposed to risk from changes in these currency rates. In addition, the Company holds financial assets and liabilities in Canadian and U.S. dollars. The Company does not utilize any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

At December 31, 2011, the Company had cash and cash equivalents, short-term investments and bonding deposits of approximately US$18.9 million and had accounts payable of US$0.9 million which were denominated in U.S. dollars.

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact that a change in foreign exchange rates would have on the net loss of the Company, based on the Company’s net U.S. dollar denominated assets and liabilities at December 31, 2011. This sensitivity analysis assumes that changes in market interest rates do not cause a change in foreign exchange rates. This sensitivity analysis shows that a change of +/- 10% in U.S. dollar foreign exchange rate would have a +/- $1.8 million impact on net loss for the year ended December 31, 2011. This impact is primarily as a result of the Company having cash and investment balances denominated in U.S. dollars and U.S. dollar denominated trade accounts payables. The financial position of the Company may vary at the time that a change in exchange rates occurs causing the impact on the Company’s results to differ from that shown above.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Year Ended December 31, 2011

(Information as at March 2, 2012 unless otherwise noted)

The Company has also completed a sensitivity analysis to estimate the impact that a change in interest rates would have on the net loss of the Company. This sensitivity analysis assumes that changes in market foreign exchange rates do not cause a change in interest rates. This sensitivity analysis shows that a change of +/- 100 basis points in interest rate would have a +/- $0.3 million impact on net loss for the year ended December 31, 2011. This impact is primarily as a result of the Company having cash and short-term investments invested in interest bearing accounts. The Company’s average interest rate on invested cash was 0.75% which is less than 100 basis points for the year ended December 31, 2011. The financial position of the Company may vary at the time that a change in interest rates occurs causing the impact on the Company’s results to differ materially from that shown above.

Transactions with Related Parties

During 2011 and 2010, the Company did not participate in any material transactions with related parties.

Proposed Transactions

As is typical of the mineral exploration and development industry, the Company is continually reviewing potential merger, acquisition, investment and venture transactions and opportunities that could enhance shareholder value. Timely disclosure of such transactions is made as soon as reportable events arise.

Critical Accounting Policies and Estimates

Mineral Properties

Acquisition costs of mineral properties are capitalized. When production commences, these costs will be amortized on the unit-of-production method based upon the estimated recoverable resource of the mineral property.

As of December 31, 2011, the current and long term price of uranium was approximately US$52.00 and US$61.00, respectively. This is reasonably consistent with US$62 and US$67 as of December 31, 2010. Management reviewed the cash flow projections for Lost Creek and verified that the projected cash flows indicate no impairment is required. The uranium prices used in the impairment analysis are consistent with those in the 2012 Preliminary Economic Assessment. These, as discussed in the assessment, are based on uranium sales prices projected by market analysts. Management also reviewed its investment in the Bootheel Project and determined that even if the Company’s ownership percentage is diluted for the current fiscal period based on the proposed budget, there is no impairment of the carrying value of the investment required. Management also did not identify any impairment indicators for any of the Company’s other mineral properties during the year ended December 31, 2011.

Share-Based Compensation

The Company is required to record all equity instruments including warrants, RSUs and stock options at fair value in the financial statements.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Year Ended December 31, 2011

(Information as at March 2, 2012 unless otherwise noted)

Management utilizes the Black-Scholes model to calculate the fair value of the warrants and stock options at the time they are issued. Use of the Black-Scholes model requires management to make estimates regarding the expected volatility of the Company’s stock over the future life of the equity instrument, the estimate of the expected life of the equity instrument and the number of options that are expected to be forfeited. Determination of these estimates requires significant judgment and requires management to formulate estimates of future events based on a limited history of actual results.

New Accounting Pronouncements

On June 16, 2011, the FASB issued Accounting Standards Update (“ASU”) No. 2011-05, Presentation of Comprehensive Income, which amends Topic 200, Comprehensive Income, to facilitate the convergence of US GAAP with IFRS. ASU No. 2011-05 amendments (1) eliminate the option to present components of ‘other comprehensive income’ (“OCI”) in the statement of changes in shareholders’ equity, and (2) permit presentation of total comprehensive income and components of net income in a single statement of comprehensive income, or in two separate, consecutive statements. ASU No. 2011-05 requires presentation of total net income and each component of net income; total comprehensive income and each component of OCI regardless of the choice of statement used, but disclosures are tailored to the choice of financial statement presentation – a single statement or two consecutive statements and presentation of reclassification adjustments for items transferred from OCI to net income on the face of the financial statements where the components of net income and the components of OCI are presented. The amendments do not change current treatment of items in OCI, transfer of items from OCI, or reporting items in OCI net of the related tax impact. ASU No. 2011-05 is effective for fiscal years and interim periods beginning after December 15, 2011. This guidance currently has no effect on the accounting or financial statement presentation by the Company.

On May 12, 2011, the FASB and the International Accounting Standards Board (“IASB”) issued guidance on fair value measurement and disclosure requirements outlined in IFRS 13, Fair Value Measurement, and ASU No. 2011-04, Fair Value Measurement (Topic 820)–Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. The amendments do not require additional fair value measurements; they explain how to measure fair value, revise wording to ensure that ‘fair value’ has the same meaning in US GAAP and IFRS, and harmonize disclosure requirements through two distinct amendments categories. The amendments in ASU No. 2011-04 must be applied prospectively effective during interim and annual periods beginning after December 15, 2011.

Changes in Accounting Policies Including Initial Adoption

International Financial Reporting Standards / US GAAP

In addition to the rules of the Ontario Securities Commission, the Company is subject to the reporting requirements of the United States Securities and Exchange Commission (“SEC”). Under those SEC rules, companies are allowed to submit their financial statements using a foreign GAAP (Canadian GAAP for Ur-Energy) or IFRS as long as they are considered a foreign private issuer (“FPI”). For Ur-Energy, the primary criterion to maintain its FPI status is the ownership of the majority of the Company’s stock by non-United States investors. This is verified with the transfer agent at the conclusion of the second quarter of each year. If the Company loses its FPI status, it would be required to file its statements with the SEC using US GAAP. As of January 1, 2011, Canadian GAAP may no longer be used by Canadian public companies and was replaced with IFRS.

Management believes that it is likely that the Company will lose its FPI status at some point in the next few years, potentially as soon as 2012. Canadian public companies that are listed in the United States are permitted to prepare their financial statements in accordance with US GAAP and do not have to reconcile back to IFRS. Since the loss of FPI status would necessitate a change to US GAAP, management adopted US GAAP rather than IFRS effective January 1, 2011.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Year Ended December 31, 2011

(Information as at March 2, 2012 unless otherwise noted)

Material differences between Canadian GAAP and US GAAP to date are reported in Note 16 to the Company’s annual audited financial statements as of December 31, 2010 and for the year then ended as filed on www.sedar.com and http://www.sec.gov/edgar.shtml.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this MD&A, under the supervision of the Chief Executive Officer and the Chief Financial Officer, the Company evaluated the effectiveness of its disclosure controls and procedures, as such term is defined in Rule 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”). Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective to ensure that information the Company is required to disclose in reports that are filed or submitted under the Exchange Act: (1) is recorded, processed and summarized effectively and reported within the time periods specified in SEC rules and forms, and (2) is accumulated and communicated to Company management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. The Company’s disclosure controls and procedures include components of internal control over financial reporting. No matter how well designed and operated, internal controls over financial reporting can provide only reasonable, but not absolute, assurance that the control system's objectives will be met.

Management’s Report on Internal Control over Financial Reporting

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, the Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP.

All internal control systems, no matter how well designed, have inherent limitations. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, an evaluation was conducted of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011 based on the framework set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, Company management concluded that, as of December 31, 2011, the Company’s internal control over financial reporting was effective.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Year Ended December 31, 2011

(Information as at March 2, 2012 unless otherwise noted)

Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting during the year 2011 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties due to the nature of its business and the present stage of development of its business. Investment in the natural resource industry in general, and the exploration and development sector in particular, involves a great deal of risk and uncertainty. Current and potential investors should give special consideration to the risk factors involved. These factors are discussed more fully in our Annual Information Form and our Annual Report on Form 40-F dated March 2, 2012 which are filed, respectively, on SEDAR at www.sedar.com and the SEC’s website at http://www.sec.gov/edgar.shtml.

Other Information

Other information relating to the Company may be found on the SEDAR website at www.sedar.com or on the SEC’s website at http://www.sec.gov/edgar.shtml.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Year Ended December 31, 2011

(Information as at March 2, 2012 unless otherwise noted)

Directors and Officers

Jeffrey T. Klenda, B.A. – Chairman and Executive Director

W. William Boberg, M.Sc., P. Geo. – Director

Thomas Parker, M.Sc., P.E. – Director and Audit Committee Chair

James M. Franklin, PhD, FRSC, P. Geo. – Director and Technical Committee Chair

Paul Macdonell, Diploma Public Admin. – Director, Compensation Committee Chair and Corporate Governance and Nominating Committee Chair

Wayne W. Heili, B.Sc. – President, Chief Executive Officer and Director

Roger L. Smith, CPA, MBA – Chief Financial Officer and Chief Administrative Officer

Steven M. Hatten, B.Sc. – Vice President of Operations

John W. Cash, M.Sc. – Vice President of Regulatory Affairs, Exploration & Geology

Penne A. Goplerud, J.D. - General Counsel and Corporate Secretary

Corporate Offices

Corporate Headquarters:	Wyoming Operations Office:
10758 West Centennial Road, Suite 200	5880 Enterprise Drive, Suite 200
Littleton (Denver), Colorado 80127	Casper, Wyoming 82609
Phone: 720- 981-4588	Phone: 307- 265-2373

Registered Canadian Office:
55 Metcalfe Street, Suite 1300
Attn: Virginia K. Schweitzer
Ottawa, Ontario K1P 6L5
Phone: 613-236-3882

Website

www.ur-energy.com

Trading Symbols

TSX: URE

NYSE Amex: URG

Independent Auditors

PricewaterhouseCoopers LLP, Vancouver

Corporate Legal Counsel

Fasken Martineau DuMoulin LLP, Ottawa

Corporate Banker

Royal Bank of Canada, Ottawa

Transfer Agent

Computershare Investor Services Inc., Toronto

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Year Ended December 31, 2011

(Information as at March 2, 2012 unless otherwise noted)

Computershare Trust Company N.A. (U.S. Co-Transfer Agent and Co-Registrar), Golden, CO

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